SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (Amendment No. ______)

                 FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
______________________________________________________________________________
                              (Name of Issuer)


                   COMMON STOCK, $.01 PAR VALUE PER SHARE
______________________________________________________________________________
                       (Title of Class of Securities)


                                32020F 10 5
______________________________________________________________________________
                              (CUSIP Number)


                             Larry J. Brandt
               First Federal Bancshares of Arkansas, Inc.
                           200 W. Stephenson
                       Harrison, Arkansas 72601
                             (870) 741-7641
______________________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)


                             August 26, 2002
______________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 Pages

CUSIP No. 32020F 10 5                   13D                  Page 2 of 6 Pages

______________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Larry J. Brandt

______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]
                                                             (b) [ ]

______________________________________________________________________________
3    SEC USE ONLY

______________________________________________________________________________
4    SOURCE OF FUNDS

     PF
______________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 [ ]
______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
______________________________________________________________________________
                 + 7   SOLE VOTING POWER
                 +
                 +     96,269
                 + ___________________________________________________________
NUMBER OF SHARES + 8  SHARED VOTING POWER
 BENEFICIALLY    +
 OWNED BY EACH   +    77,384
REPORTING PERSON + ___________________________________________________________
     WITH        + 9  SOLE DISPOSITIVE POWER
                 +
                 +    96,269
                 + ___________________________________________________________
                 + 10 SHARED DISPOSITIVE POWER
                 +
                 +    77,384
______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     173,653
______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%*
______________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
______________________________________________________________________________
_________________________________________
* The Reporting Person's percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within sixty (60) days, have been exercised.


CUSIP No. 32020F 10 5                   13D                  Page 3 of 6 Pages


Item 1.  Security and Issuer.

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, $.01 par value per share ("Common Stock"), of First Federal Bancshares of Arkansas, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 200 W. Stephenson, Harrison, Arkansas 72601.

Item 2.  Identity and Background.

     (a)  Larry J. Brandt ("Reporting Person").

     (b) The Reporting Person's business address is the Issuer's principal executive office, 200 W. Stephenson, Harrison, Arkansas 72601.

     (c) The Reporting Person is the President and Chief Executive Officer of the Issuer and a member of the Board of Directors of the Issuer. The Issuer's name and address are as provided in Item 1.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person beneficially owns 41,231 shares of Common Stock held directly and 10,785 shares of Common Stock granted pursuant to the Issuer's Employee Stock Ownership Plan ("ESOP"). In addition, the Reporting Person has acquired beneficial ownership of 3,500 shares through his retirement plans. All purchases by the Reporting Person were made with personal funds. The Reporting Person also has been granted options to purchase an aggregate of 51,538 shares of Common Stock pursuant to the Issuer's stock option plan which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the


CUSIP No. 32020F 10 5                   13D                  Page 4 of 6 Pages



percentage of shares of Common Stock owned by the Reporting Person. In addition, the amounts reflected include 1,500 shares held jointly with his sons, 29,999 shares held jointly with his wife, 31,000 shares held by his wife and 4,100 shares held by a limited liability corporation of which his wife has a minority ownership interest.

Item 4.  Purpose of Transaction.

     The Reporting Person is presently a Director and the President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

     The Reporting Person has been informed that in order to acquire 10% or more of the Issuer's shares of Common Stock certain governmental approvals may be required. The Reporting Person does not currently intend to acquire or offer to acquire 10% or more of the Issuer's shares of Common Stock which would require him to apply for such approvals. However, any determination to purchase additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of his shares of Common Stock at any time.

     The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


CUSIP No. 32020F 10 5                   13D                  Page 5 of 6 Pages



Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 173,653 shares of Common Stock which represents approximately 6.2% of the outstanding shares of Common Stock upon exercise of the Reporting Person's options. At the date hereof, 2,730,659 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.

     (b) The Reporting Person has sole voting and dispositive power with respect to 96,269 shares of Common Stock which includes 51,538 shares of Common Stock which may be purchased upon the exercise of stock options. The Reporting Person has shared voting and dispositive power with respect to 10,785 shares of Common Stock held in the ESOP, 3,500 shares of Common Stock held in his retirement plans, 1,500 shares held jointly with his sons and 29,999 shares held jointly with his wife.

     (c) The Reporting Person effected the following transactions in the Issuer's securities during the last 60 days.



                                      Securities Acquired

Title of Security   Transaction Date    Amount   Price    Transaction Effected
-----------------   ----------------  ------------------- --------------------
Common Stock         August 2, 2002      100     $24.99          By broker

Common Stock        August 16, 2002      100     $25.25          By broker


     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options and restricted stock grants. The Reporting Person is a Director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a Director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.


CUSIP No. 32020F 10 5                   13D                  Page 6 of 6 Pages




                                 Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





Date: September 16, 2002                /s/Larry J. Brandt
                                        ------------------
                                        Larry J. Brandt